As filed with the Securities and Exchange Commission on August 2, 2002

File No. 70-9635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

AMENDMENT NO. 9
(Fourth Post-Effective)
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
and its Subsidiaries
800 Nicollet Mall
Minneapolis, MN 55402

(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.

(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

     Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), as the successor corporation in the merger of Northern States Power Company and New Centuries Energy, Inc., and certain of its subsidiaries filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the “Commission”) in this file on February 23, 2000, as amended April 10, 2000, June 26, 2000, August 3, 2000, August 4, 2000, August 22, 2000, October 12, 2001, October 19, 2001 and March 6, 2002 (as so amended, the “Original Financing U-1”). In this Amendment No. 9 (Fourth Post-Effective) (“Amendment No. 9”), Xcel Energy and its Subsidiaries (as hereinafter defined) (the “Applicants”) seek an amendment to the authorization granted by the Commission in its order issued on August 22, 2000 (Holding Co. Act Release No. 27218) (the “August 2000 Order”) and its order issued on March 7, 2002 (Holding Co. Act Release No. 27494) ( the “100% Order”, and together with the August 2000 Order, the “Financing Orders”), as described below. Capitalized terms used herein are used with the same meanings as in the Original Financing U-1.

ITEM 1. Description of the Proposed Transaction

     A.     Introduction and General Request

     In the August 2000 Order the Commission authorized (i) Xcel Energy, Black Mountain Gas Company (“Black Mountain”) and Cheyenne Light, Fuel and Power Company (“Cheyenne”) to engage in external financings; (ii) Xcel Energy and certain of the Subsidiaries to engage in intrasystem financings, including guarantees; (iii) Xcel Energy and the Subsidiaries to enter into hedging transactions for existing and anticipated debt; (iv) Xcel Energy and the Subsidiaries to establish, guarantee the obligations of, and borrow the proceeds of the debt and preferred securities issued by, one or more special purpose financing entities; (v) Xcel Energy and any Subsidiary to acquire and restructure investments in one or more special purpose entities organized for the purpose of acquiring, financing, and holding the securities of one or more Nonutility Subsidiaries; and (vi) Xcel Energy and any Nonutility Subsidiary to pay dividends out of capital and unearned surplus. In the 100% Order, the Commission authorized Xcel Energy to use the proceeds of its securities issuances to invest up to 100% of its “consolidated retained earnings,” as defined in Rule 53(a)(1)(i) under the Act, in exempt wholesale generators (“EWGs”), as defined in section 32 of the Act, and foreign utility companies (“FUCOs”), as defined in section 33 of the Act. The authorizations granted by the Commission in the Financing Orders were subject to certain parameters set forth in the Financing Orders and the Original Financing U-1, as described below, including without limitation a requirement that Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, be at least 30% of capitalization (the “Xcel 30% Test”).

     In this Amendment No. 9, the Applicants seek authorization, within the limits authorized by the Commission in the Financing Orders or in a separate proceeding, for the Applicants to engage in the financing transactions authorized in the Financing Orders at a time when the Xcel 30% Test is not met, provided that the common equity of Xcel Energy, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, be at least 24% of total capitalization of Xcel Energy and provided further that the Applicants shall not engage in any of the financing transactions authorized in the Financing

Orders or in a separate proceeding at any time after June 30, 2003 unless at such time the Xcel 30% Test is met. With the exception of the proposed revision to the Financing Orders specified in the preceding sentence, all terms and conditions of the Financing Orders will remain in effect and all securities issued by the Applicants pursuant to the authorizations granted by the Commission in the Financing Orders will be subject to the terms and conditions of the Financing Orders.

     B.     Other Relevant Order

     In Holding Company Act Release No. 27533 (May 30, 2002) (the “NRG Order”), the Commission authorized Xcel Energy to acquire through an exchange offer and subsequent short-form merger (collectively, the “Exchange Offer”) the outstanding publicly-held stock of its 74%-owned subsidiary, NRG Energy, Inc. (“NRG”), and to issue up to 33,394,564 shares of common stock pursuant to such transaction. Such 33,394,564 shares can only be issued for the purposes set forth in the NRG Order and are not available for general issuance. The shares of common stock of Xcel Energy issued pursuant to the NRG Order are not included in the Xcel Financing Limit. NRG became a wholly-owned subsidiary of Xcel Energy on June 3, 2002, pursuant to the Exchange Offer.

     C.     Overview of the Companies

     On August 18, 2000, New Century Energies, Inc. and Northern States Power Company (“NSP”) merged and formed Xcel Energy pursuant to the Commission’s order in New Century Energies, Inc. Holding Co. Act Release No. 27218 (August 16, 2000). Xcel Energy is a registered holding company under the Act. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company.

     Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern States Power Company, a Minnesota corporation (“NSP”); Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado (“PSCo”); Southwestern Public Service Co.; Black Mountain; and Cheyenne. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. As previously announced publicly, Xcel Energy has entered into a contract to sell Black Mountain Gas Company, which sale will be subject to approval by the Commission under the Act.

     Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses.1 The Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: Viking Gas Transmission Company, an interstate natural gas pipeline subject to FERC jurisdiction under the Natural Gas Act; NRG, a holding company for many of Xcel

     1 Such subsidiaries, together with any future direct or indirect non-utility subsidiaries of Xcel Energy whose equity securities are acquired in accordance with Commission authorization or in accordance with an exemption provided under the Act or the Commission’s rules thereunder, are referred to herein as the “Non-Utility Subsidiaries”. The Utility Subsidiaries and Non-Utility Subsidiaries are collectively referred to herein as the “Subsidiaries”.

Energy’s non-utility businesses, including significant investments in independent power projects and foreign utility operations; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; e prime, inc., a marketer of electricity and natural gas; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits.

     D.     Description of the Proposed Transaction

     The Applicants request authorization, within the limits authorized by the Commission in the Financing Orders or in a separate proceeding, for the Applicants to engage in the financing transactions authorized in the Financing Orders at a time when the Xcel 30% Test is not met, provided that the common equity of Xcel Energy, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, be at least 24% of total capitalization of Xcel Energy and provided further that the Applicants shall not engage in any of the financing transactions authorized in the Financing Orders or in a separate proceeding at any time after June 30, 2003 unless at such time the Xcel 30% Test is met. With the exception of the proposed revision to the Financing Orders specified in the preceding sentence, all terms and conditions of the Financing Orders will remain in effect and all securities issued by the Applicants pursuant to the authorization granted by the Commission in the Financing Orders will be subject to the terms and conditions of the Financing Orders.

     The financing authority granted by the Commission in the Financing Orders is subject to the following general terms and conditions, where appropriate:

Effective Cost of Money. The effective cost of money on debt and preferred securities issued to non-associate companies authorized by the Financing Orders will not exceed competitive market rates for securities of comparable credit quality with similar terms and features;

Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years;

Rating of Long-Term Debt. Any long-term debt to be issued by Xcel Energy will, at the time of original issuance, be rated at least investment grade by a nationally recognized credit rating organization; and

Capitalization Ratios. Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization; and the common stock equity of each of the Utility Subsidiaries, individually, will be at least 30% of its respective total capitalization.[2]

     As reflected on Exhibit G, as of March 31, 2002, Xcel Energy’s common equity constituted 31.9% of Xcel Energy’s capitalization. In addition, on a pro forma basis, adjusted to take into account the Exchange Offer and a net increase in outstanding indebtedness of the Xcel

     2 Total capitalization is the sum of common stock equity, preferred stock, long-term debt (including current maturities) and short-term debt.

Energy system during the second quarter of 2002, as of March 31, 2002, Xcel Energy’s common equity was 30.8% of capitalization.

     There exist, however, circumstances that could result in the common equity of Xcel Energy falling below 30% of capitalization and thus Xcel Energy failing to satisfy the Xcel 30% Test for a period of time. As previously announced, Xcel Energy is evaluating the business of NRG and its other non-regulated businesses and is considering certain restructuring alternatives. Alternatives under consideration include the possible sale of selected generating assets of NRG and exiting other non-regulated businesses which do not fit strategically with Xcel Energy. Xcel Energy also announced its plans to address credit and liquidity issues at NRG. Thus, following the completion of the Exchange Offer and in accordance with its announced plans for NRG, Xcel Energy’s management and Board of Directors have been considering the possible sale of some of the existing generating assets of NRG. Xcel Energy’s management has not yet completed its review of bids received to date for many of the NRG assets considered for sale, and the Board has not yet received or committed to management’s recommended plan to sell such assets. In addition, Xcel Energy’s management and Board have not yet completed their review of other non-regulated businesses for their strategic fit, and thus has not committed to a plan to sell any such businesses. This commitment is required before NRG’s assets or the non-regulated businesses are classified as “held for sale”.3

     Under generally accepted accounting principles, Xcel Energy evaluates assets classified as “held for use” by comparing the book value to the discounted cash flows expected, and evaluates assets classified as “held for sale” by comparing the carrying value of the asset to its fair value. Thus, if any asset being reclassified as “held for sale” has a fair value which is less than its book value, Xcel Energy will record an impairment charge against income to reduce the carrying value of the asset to its fair value at the time it is classified as “held for sale”. Although the actual asset sales may not occur until later periods, this write-down must be made at the time that the asset is determined to be “held for sale”, not at the time of the completion of the sale.

     In light of the recent erosion in power pool prices and related asset valuations within the independent power production sector, it is possible that Xcel Energy could recognize an impairment loss as Xcel Energy’s Board considers, and later this year potentially approves, a plan to sell certain NRG or other non-regulated assets. At this time, however, Xcel Energy cannot predict what actions its Board will take regarding any commitment it may make to sell NRG or other assets, or how much, if any, impairment losses Xcel Energy may be required to recognize in future periods as a result of such actions.

     As discussed above, there is the possibility that Xcel Energy may be required to record a write-down as a result of future Board actions and the corresponding recognition of an impairment loss under FASB 144 with respect to NRG or other non-regulated assets being reclassified as “held for sale”. As a result of the accounting treatment, Xcel Energy will be required to record an impairment charge at the time that an asset is “held for sale”, and in

     3 Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FASB 144”) sets forth the criteria for classification as “held for sale” — including, among others, (a) management, having the authority to approve the action, commits to a plan to sell the asset, (b) the asset is being actively marketed for sale and (c) the sale of the asset is expected to be completed within one year.

advance of the completion of the sale and application of the net proceeds to the reduction of outstanding indebtedness. Because of the mismatch in timing between the recording of the write-downs and the application of sale proceeds to the reduction of indebtedness, the common equity of Xcel Energy may fall below 30% of its capitalization. In such event, the conditions to the authorization granted in the Financing Orders would not be satisfied.

     Xcel Energy expects that any reduction of its common equity ratio below 30% would be temporary. As discussed above, upon consummation of the sale of generating assets of NRG and other non-regulated businesses, the outstanding indebtedness of Xcel Energy and its Subsidiaries will be reduced — either by the application of net proceeds of such sale to repay outstanding indebtedness at NRG or as a result of the purchaser of a project assuming the project-related indebtedness.

     In addition, Xcel Energy proposes to issue and sell additional common stock with net proceeds between $500 and $800 million during 20024, pursuant to the authorization granted in the Financing Order. The net proceeds of the common stock issuance will be applied to repay debt at Xcel Energy, NRG and/or one or more of its subsidiaries.

     It is critical to the financial stability of Xcel Energy and the Xcel Energy system that the Applicants be authorized to engage in the financing transactions authorized in the Financing Order during the period that the Xcel 30% Test is not met. The financing transactions engaged in by the Applicants pursuant to the authorization requested by the Applicants herein will otherwise remain subject to the terms set forth in the Financing Orders or in a separate proceeding. Such authorization would be consistent with the purposes of the Act, and would not be detrimental to the public interest or the interest of investors or consumers.

ITEM 2. Fees, Commissions and Expenses

     Xcel Energy expects to pay or incur up to $25,000 in aggregate fees, commissions and expenses in connection with the transactions proposed by this Amendment, in addition to the fees, commissions and expenses relating to the Original Financing U-1. The above fees do not include fees, commissions and expenses incurred in connection with the issuance and sale of the securities. Such fees, commissions and expenses would be within the parameters set forth in the Original Financing U-1.5

ITEM 3. Applicable Statutory Provisions

     A.     General.

     Sections 6(a), 7, 32 and 33 of the Act and Rules 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the

     4 The timing of the issuance of the common stock will be dependent upon conditions in the capital markets.

     5 The Original Financing U-1 provides: “All common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.”

rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

     B.     Rule 54 Analysis.

     Rule 54 provides that in determining whether to approve certain transactions other than those involving EWGs and FUCOs, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. Xcel Energy satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

     As of March 31, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $1,247 million. During the second quarter of 2002, Xcel Energy completed the Exchange Offer, made additional investments in and other commitments to NRG in the aggregate amount of $503 million and made an additional investment in Xcel International Argentina in the amount of $8.5 million. On a pro forma basis to take into account such investments and Xcel Energy’s acquisition of the NRG common stock in the Exchange Offer, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(1), in EWGs and FUCOs would have been approximately $2,406 million as of March 31, 2002.6 This amount is within the authorization granted to Xcel Energy in the 100% Order to invest up to 100% of its consolidated retained earnings, as defined in Rule 53 (which, at March 31, 2002, was $2,507 million), in EWGs and FUCOs.

     In the 100% Order, the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). There has been no material change in the facts or circumstances surrounding Xcel Energy’s capitalization since the 100% Order was issued.

     Reference is made to Exhibit G filed herewith which sets forth Xcel Energy’s consolidated capitalization at March 31, 2002, as adjusted to give effect to the issuance of common stock by Xcel Energy in the Exchange Offer and to the transactions proposed herein. As is evident from that Exhibit, at March 31, 2002, Xcel Energy’s common equity as a percentage of capitalization was 31.9%. As shown on Exhibit G, on a pro forma basis to take into account the completion of the Exchange Offer and a net increase in outstanding indebtedness of the Xcel Energy system during the second quarter of 2002, the ratio of Xcel Energy’s common equity to its total consolidated capitalization as of March 31, 2002 is 30.8%. As further adjusted to take into account the proposed issuance and sale of common stock by Xcel Energy, the ratio of Xcel Energy’s common equity to its total consolidated capitalization as of March 31, 2002 would increase to 33.1%.

     6 For purposes of these calculations, Xcel Energy’s investment in NRG (including Xcel Energy’s investment in NRG resulting from the acquisition of NRG common stock in the Exchange Offer) has been included as an investment in EWGs and FUCOs even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses. Xcel Energy’s investment in NRG as of June 30, 2002 is approximately $1,932.5 million, and a support and capital contribution agreement (the “Support Agreement”) pursuant to which Xcel Energy commits under specified circumstances to invest up to an additional $300 million in NRG. Xcel Energy has no outstanding guarantees or other recourse obligations in respect of any obligations of NRG or any of its EWGs or FUCOs. Xcel Energy has separately guaranteed certain obligations of NRG’s Rule 58 subsidiaries, which guarantees have been included in the calculations of “aggregate investment” under Rule 58(b)(3).

     Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

ITEM 4. Regulatory Approvals

     No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5. Procedure

     Applicants respectfully request that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this Amendment No. 9 to the Original Financing U-1 as soon as possible, such notice to specify the minimum period allowed under the Commission’s rules during which comments may be entered. It is requested that the Commission enter as soon as possible thereafter an appropriate order granting and permitting this Amendment No. 9 to the Original Financing U-1 to become effective.

     The Applicant respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission’s decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6. Exhibits and Financial Statements

     A.     Exhibits

Exhibit No.	Description of Document

F-1	Preliminary opinion of counsel

F-2	Past tense opinion of counsel (to be filed by amendment)

G	Capitalization Table of Xcel Energy Inc.

H	Form of Notice

     B.     Financial Statements

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy as of December 31, 2001 (incorporated by reference to Xcel Energy’s Form 10-K for the fiscal year ended December 31, 2001, File No. 1-3034);

Exhibit No.	Description of Document

1.2	Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2001 (incorporated by reference to Xcel Energy’s Form 10-K for the fiscal year ended December 31, 2001, File No. 1-3034)

2.1	Consolidated Balance Sheet of Xcel Energy as of March 31, 2002 (incorporated by reference to Xcel Energy’s Form 10-Q for the fiscal quarter ended March 31, 2002, File No. 1-3034)

2.2	Consolidated Statement of Income of Xcel Energy for the fiscal quarter ended March 31, 2002 (incorporated by reference to Xcel Energy’s Form 10-Q for the fiscal quarter ended March 31, 2002, File No. 1-3034)

ITEM 7. Information as to Environmental Effects

     None of the matters that are the subject of this Amendment No. 9 involve a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Amendment No. 9 will result in changes in the operation of the Applicant and its subsidiaries that will have an impact on the environment. The Applicant is not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicant has duly caused this Amendment No. 9 to Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 2, 2002

Xcel Energy Inc.

By:	/s/ Gary R. Johnson

Gary R. Johnson Vice President and General Counsel

EXHIBIT F-1

___________, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Xcel Energy Inc. Amendment No. 9 to Application-Declaration, File No. 70-9635

Dear Sir or Madam:

     I deliver this opinion to you for filing as Exhibit F-1 to the Amendment No. 9 to Application-Declaration referenced above (the “Amendment”). Briefly stated, Xcel Energy Inc. (the “Applicant”) is seeking a change to its financing authorization under an SEC order in Holding Co. Act Release No. 27218 (August 22, 2000) to authorize the issuance and sale of common stock during for the period through September 30, 2003 (the “Authorization Period”) at a time that the Xcel 30% Test (as defined in the Amendment) is not met.

     I am a member of the bar of Minnesota, the place of organization of the Applicant. I am not a member of the bar of any other state of the United States in which the Applicant is qualified to do business and do not hold myself out as an expert in the laws of such states, although I have consulted and will consult with counsel to the Applicant who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained directly or indirectly by the Applicant.

     In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Amendment.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

(a) The Commission shall have duly entered an appropriate order or orders with respect to the proposed transactions, as described in the Amendment, permitting the Amendment to become effective under the Act and the rules and regulations thereunder, and the proposed transactions are

F-1-1

consummated in accordance with the Amendment and the Commission’s orders.

(b) No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed.

(c) Appropriate corporate actions will have been taken by the Applicant and the documents transferring the securities will have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

(d) The Applicant will at the time of the proposed transactions be validly incorporated or a validly formed business entity in the jurisdiction in which it is domiciled.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, it is my opinion that, in the event that the proposed transactions are consummated in accordance with the Amendment:

(a) all state laws applicable to the proposed transactions will have been complied with;

(b) the issuer of any securities proposed in the Amendment is validly organized and duly existing;

(c) any security issued, in the case of stock, is validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the charter or other document defining such rights and privileges and, in the case of debt, is a valid and binding obligation of the issuer or guarantor in accordance with its terms;

(d) the Applicant will legally acquire any securities or assets subject to the Amendment; and

(e) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by the Applicant or any of its subsidiaries and associate companies.

I hereby consent to the filing of this opinion as an exhibit to the Amendment.

Very truly yours,

Gary R. Johnson Vice President and General Counsel

F-1-2

EXHIBIT G

Pro Forma Capitalization of Xcel Energy Inc.
as of March 31, 2002 (in 000’s)

			As adjusted for events during			As further adjusted for
			Second Quarter of 2002			Proposed Transactions

			Exchange Offer and	March 31, 2002		Proposed	March 31, 2002
	March 31, 2002		other Events[1]	(Pro Forma)		Transaction[2]	(Pro Forma)

Current Portion of Long Term Debt	$672,917	2.9%	$170,000	$842,917	3.5%		$842,917	3.5%
Short Term Debt	$2,182,658	9.5%	$290,000	$2,472,658	10.3%	$(550,000)	$1,922,658	2.7%
Long Term Debt	$12,205,551	53.0%	$544,000	$12,749,551	52.9%		$12,749,551	58.2%

Total Debt	$15,061,126	65.5%		$16,065,126	66.7%		$15,515,126	64.4%

TOPRS	$494,000	2.1%		$494,000	2.1%		$494,000	2.1%
Preferred Stock	$105,320	0.5%		$105,320	0.4%		$105,320	0.4%

Total Preferred Equity	$599,320	2.6%		$599,320	2.5%		$599,320	2.5%

Common Stock	$6,695,166	29.1%	$647,557	$7,342,723	30.5%	$550,000	$7,892,723	32.8%
Minority Interest	$652,227	2.8%	$(571,000)	$81,227	0.3%		$81,227	0.3%

Total Common Equity	$7,347,393	31.9%		$7,423,950	30.8%		$7,973,950	33.1%
TOTAL CAPITALIZATION	$23,007,839	100.0%		$24,088,396	100.0%		$24,088,396	100.0%

1 The additional investment by Xcel Energy in NRG upon consummation of the Exchange Offer is based upon the number of shares of NRG Common Stock outstanding as of June 3, 2002, the exchange ratio of 0.50 and the average closing price per share of Xcel Energy common stock of $25.1171 calculated using a seven-day period beginning 3 days before the announcement of the Exchange Offer on April 4, 2002 and ending 3 days after such announcement date. In addition, the pro forma adjustments reflect a net increase in outstanding indebtedness of the Xcel Energy system during the second quarter of 2002.

2 This assumes that Xcel Energy issues $550 million of common stock in 2002. In addition, in July 2002 NSP issued $185 million of long-term debt. Xcel Energy, NSP and PSCo may also issue additional long-term debt in 2002. However, since the proceeds of the long-term debt will be used to reduce short-term debt outstanding, the issuance of such long-term debt does not affect the calculation of the Xcel 30% Test.

EXHIBIT H

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 - 9635)

Filings under the Public Utility Holding Company Act of 1935 (“Act”)

Xcel Energy Inc. (“Xcel Energy”)

                      , 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) is/are available for public inspection through the Commission’s Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by                         , 2002, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant application(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issue of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After                         , 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Xcel Energy Inc. (70-9635)

     Xcel Energy Inc. (“Xcel Energy”), a registered holding company, located at 800 Nicollet Mall, Minneapolis, Minnesota 55402 (“Applicant”), has filed an application-declaration under Sections 6(a), 7, 32 and 33 of the Act and Rules 53 and 54 under the Act.

     Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern States Power Company, a Minnesota corporation, Northern States Power Company, a Wisconsin corporation, Public Service Company of Colorado, Southwestern Public Service Co., Black Mountain Gas Company and Cheyenne Light, Fuel and Power Company. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses (collectively the “Non-Utility Subsidiaries”; and together with the Utility Subsidiaries, the “Subsidiaries”).

     By Holding Company Act Release No. 27218 (August 22, 2000) (the “August 2000 Order”), the Commission authorized, among other things, for the period through September 30, 2003 (“Authorization Period”), for: (i) Xcel Energy and certain of the Subsidiaries to engage in external financings and intrasystem financings, including guarantees; (ii) Xcel Energy and the Subsidiaries to enter into hedging transactions for existing and anticipated debt; (iii) Xcel Energy and the Subsidiaries to establish, guarantee the obligations of, and borrow the proceeds of the debt and preferred securities issued by, one or more special purpose financing entities; (iv) Xcel Energy and any Subsidiary to acquire and restructure investments in one or more special purpose entities organized for the purpose of acquiring, financing, and holding the securities of one or more Non-Utility Subsidiaries; and (v) Xcel Energy and any Non-Utility Subsidiary to pay dividends out of capital and unearned surplus.

     In Holding Company Act Release No. 27494 (March 7, 2002) (the “100% Order” and, together with the August 2000 Order, the “Financing Orders”), the Commission authorized Xcel Energy to use the proceeds of its securities issuances to invest in, and to provide guarantees and other credit support with respect to investments in, exempt wholesale generators (“EWGs”), as defined in Section 32 of the Act, and in foreign utility companies (“FUCOs”), as defined in Section 33 of the Act, up to 100% of its “consolidated retained earnings,” as defined in Rule 53(a)(1)(i) under the Act. Xcel Energy’s aggregate investment (as defined under Rule 53) in EWGs and FUCOs as of June 30, 2002 was approximately $2,406 million. Xcel Energy’s consolidated retained earnings for the four quarters ended March 31, 2002, the most recent quarter for which a Form 10-Q has been filed by Xcel Energy, was approximately $2,507 million.

     The financing authority granted by the Commission in the Financing Orders is subject to the following general terms and conditions, where appropriate:

Effective Cost of Money. The effective cost of money on debt and preferred securities issued to non-associate companies authorized by the Financing Orders will not exceed competitive market rates for securities of comparable credit quality with similar terms and features;

Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years;

Rating of Long-Term Debt. Any long-term debt to be issued by Xcel Energy will, at the time of original issuance, be rated at least investment grade by a nationally recognized credit rating organization; and

Capitalization Ratios. Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization (the “Xcel 30% Test”); and the common stock equity of each of the Utility Subsidiaries, individually, will be at least 30% of its respective total capitalization.

     The Applicants seek authorization, within the limits authorized by the Commission in the Financing Orders or in a separate proceeding, to engage in the financing transactions authorized in the Financing Orders at a time when the Xcel 30% Test is not met, provided that the common equity of Xcel Energy, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, be at least 24% of total capitalization of Xcel Energy and provided further that the Applicants shall not engage in any of the financing transactions authorized in the Financing Orders or in a separate proceeding at any time after June 30, 2003 unless at such time the Xcel 30% Test is met.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.